Exhibit 2

COMPANY VOTING AGREEMENT

AGREEMENT, dated as of March 14, 2004 (this “Agreement”), by and among Intersil Corporation, a Delaware corporation (“Parent”), New Castle Merger Sub Corp., a California corporation and wholly-owned subsidiary of Parent (“Merger Sub”), Xicor, Inc., a California corporation (“Company”), and the shareholders of the Company set forth in Annex A hereto (each a “Shareholder” and, collectively, the “Shareholders”).

Background

A. The Boards of Directors of the Parent, Merger Sub and Company and the manager of New Castle Sub LLC, a Delaware limited liability company (the “LLC”), have approved an Agreement and Plan of Merger, dated as of even date herewith (the “Merger Agreement”) (capitalized terms used but not defined herein having the respective meanings given to them in the Merger Agreement), providing for the merger of the Merger Sub with and into the Company (the “Step One Merger”) and the merger of the Company, as surviving corporation of the Step One Merger, with and into the LLC (the “Step Two Merger,” and together with the Step One Merger, the “Mergers”), with the LLC being the ultimate surviving entity in the Mergers;

B. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of shares of Company common stock, no par value per share (“Company Common Stock”), Company Options, warrants to purchase Company Common Stock and/or interests in Company Common Stock through the Company 423 Plan or the Company’s 401(k) plan, in the amounts and of the types set forth opposite such Shareholder’s name on Annex A hereto (the “Shares”);

C. As a condition to Parent’s entering into the Merger Agreement, Parent has required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement.

Terms

In consideration of the foregoing and the mutual representations, warranties, covenants and agreements hereinafter set forth and intending to be legally bound, the parties hereto agree as follows:

1. Grant of Irrevocable Proxy. (a) Until this Agreement is terminated, the Shareholder hereby irrevocably appoints Merger Sub, its officers, agents and nominees, with full power of substitution, as proxy for and attorney in fact of the Shareholder to act with respect to and vote the outstanding Shares, if any, owned by the Shareholder for and in the name, place and stead of the Shareholder at any annual, special or other meeting of the holders of shares of the Company Common Stock and at any adjournment or postponement thereof or pursuant to any written consent in lieu of a meeting, to the fullest extent that the Shares are entitled to be voted, in favor of the Mergers, the Merger Agreement and the transactions contemplated thereby and against approval of any Competing Transaction or any proposal made in opposition to, or in competition with, consummation of the Mergers and the other transactions contemplated by the Merger Agreement. In all other matters, the Shares shall be voted by and in the manner determined by the Shareholder. The Shareholder hereby represents that he has not heretofore granted any irrevocable proxy with respect to the Shares that it is inconsistent with the proxy granted hereby and hereby revokes any and all such proxies which may heretofore have been granted with respect to the Shares.

(b) The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1 is given in connection with and as an inducement for the execution by Parent of the Merger Agreement and to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked. The Shareholder hereby ratifies and confirms all that such proxy may lawfully do or cause to be done by virtue hereof. This proxy is executed and intended to be irrevocable in accordance with the laws of the State of California, without giving effect to the conflict of laws principles thereof.

2. Additional Covenants of the Shareholder. The Shareholder hereby covenants and agrees with Parent and Merger Sub that, until this Agreement terminates:

(a) The Shareholder will deliver to Parent at Parent’s request a written representation confirming, as of immediately prior to the Effective Time, the accuracy of the representations and warranties contained in Section 3.

(b) As of the date hereof, the Shareholder will execute the Company Affiliate Letter promptly upon request therefor, which letter shall be in the form attached as an exhibit to the Merger Agreement.

(c) The Shareholder agrees not to transfer, sell, exchange, pledge, gift or otherwise dispose of or encumber any of the Shares or make any offer or agreement relating thereto, in each case inconsistent with the Shareholder’s obligations hereunder at any time prior to the termination of this Agreement; provided, however, nothing in this Agreement shall be deemed to prohibit or restrict any sale or other disposition of any of the Shares pursuant to the terms of a trading plan adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as in effect on November 6, 2003.

(d) Notwithstanding Section 2(c), Shareholder shall have the right to transfer Shares to any third party who agrees to be bound by this Agreement; provided that in the case of any such transfer, the transferee shall, as a condition to such transfer, execute with Parent and Merger Sub an agreement to be bound by the terms and conditions of this Agreement.

3. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent and Merger Sub that:

(a) (i) The Shares listed on Annex A opposite the Shareholder’s name are the only shares of Company capital stock, securities convertible into Company capital stock, or other rights in respect of Company capital stock (collectively, “Company Securities”) owned of record or beneficially by the Shareholder or in which the Shareholder has any interest; (ii) except as set forth on Annex A, such Shares are owned by the Shareholder, free and clear of all liens, claims, charges and encumbrances of any kind whatsoever except for liens, claims or charges arising from margin loans from a bank or brokerage firm and except as contemplated by this Agreement, and none of such Shares is subject to any voting trust or other agreement or arrangement (except as created by this Agreement) with respect to the voting of such Shares; and (iii) the Shareholder does not presently own any options to purchase or rights to subscribe for or otherwise acquire any other shares of Company Common Stock except as set forth in Annex A.

(b) The Shareholder has full right, power and authority to execute and deliver this Agreement and to perform all of such Shareholder’s obligations hereunder, and such execution, delivery and performance have been duly authorized by all requisite action of the Shareholder and no other legal proceedings are necessary therefor.

(c) This Agreement has been duly and validly executed and delivered by the Shareholder and represents a valid and legally binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally or laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Except as noted on Annex A, the execution, delivery and performance of this Agreement by the Shareholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which the Shareholder is a party or by which the Shareholder is bound or require the consent of any other person or any party pursuant thereto, (ii) any judgment, decree or order applicable to the Shareholder, or (iii) any applicable law, statute, rule or regulation.

4. Representations, Warranties and Covenants of Parent and Merger Sub. Parent and Merger Sub hereby represent and warrant to the Shareholder that (i) Parent and Merger Sub each have full corporate right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) such execution, delivery and performance have been duly authorized by all requisite corporate action by Parent and Merger Sub, and no other corporate proceedings are necessary therefor, (iii) this Agreement has been duly and validly executed and delivered by Parent and Merger Sub and represents a valid and legally binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms; except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally or laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iv) the execution, delivery and performance of this Agreement by Parent and Merger Sub will not constitute a violation of, conflict with or result in a default under (A) any contract, understanding or arrangement to which either Parent or Merger Sub is a party or by which either is bound or require the consent of any other person or any party pursuant thereto, (B) any judgment, decree or order applicable to Parent or Merger Sub, or (C) any applicable law, statute, rule or regulation.

5. Termination. This Agreement, other than the obligations set forth in Section 7, shall terminate at the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms.

6. Severability. Any term, provision, covenant or restriction contained in this Agreement held by a court or other Governmental Authority of competent jurisdiction to be invalid, void or unenforceable shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

7. Expenses. Each of the parties hereto shall pay all costs and expenses incurred by such person or on such person’s behalf in connection with the transactions contemplated hereunder, including fees and expenses of such person’s own financial consultants, investment bankers, accountants and counsel, except as otherwise provided herein.

8. Entire Agreement. This Agreement (including the documents and the instruments referred to therein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, agreements or representations by or between the parties, written and oral, with respect to the subject matter hereof and thereof.

9. Successors; No Third Party Beneficiaries. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)	if to Parent or Merger Sub, to:

Intersil Corporation

675 Trade Zone Blvd.

Milpitas, CA 95035

Attention: Thomas Tokos, Esq.

Facsimile No: (408) 935-4310

with a copy to:

Dechert LLP

1717 Arch Street

4000 Bell Atlantic Tower

Philadelphia, PA 19103-2793

Attention: Christopher G. Karras, Esq.

Facsimile No.: (215) 994-2222

(ii)	if to the Shareholder:

to the address set forth opposite the name on Annex A.

11. Counterparts. This Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but both such counterparts together shall constitute but one agreement.

12. Specific Performance. The parties hereto agree that if for any reason Parent or the Shareholder shall have failed to perform their obligations under this Agreement, then the party hereto seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement.

13. Governing Law. This Agreement shall be governed by the laws of the State California, without giving effect to the conflict of laws principles thereof.

14. Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

15. Duties. Parent and Merger Sub acknowledge and agree that the Shareholder has entered into this Agreement in his capacity as a shareholder of Company and that this Agreement shall in no way restrict the Shareholder in such Shareholder’s capacity as a director or officer of Company and the performance of such person’s duties to Company and its shareholders.

16. Additional Shares. Notwithstanding the provisions of Section 15, in the event that the Shareholder acquires any additional Company Securities, such securities shall, without further action of the parties, be subject to the provisions of this Agreement, and Annex A will be deemed amended accordingly. If the Shareholder acquires additional Company Securities, such Shareholder shall promptly notify Parent in writing of such acquisition.

17. Additional Documents. The Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

18. Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

INTERSIL CORPORATION

By:	/s/ Richard M. Beyer
Name: Richard M. Beyer
Title: President and Chief Executive Officer

NEW CASTLE MERGER SUB CORP.

By:	/s/ Richard M. Beyer
Name: Richard M. Beyer
Title: President

XICOR, INC.

By:	/s/ Louis DiNardo
Name: Louis DiNardo
Title: President and Chief Executive Officer

SHAREHOLDER

/s/ Louis DiNardo
Louis DiNardo

ANNEX A

	Securities (in number of shares)
	Common- Direct	Common – By Options	Common - By Company 423 Plan or 401(k) Plan
Record and Beneficial Owner
J. Daniel McCranie	0	130,000
Louis DiNardo	15,000	668,750
Jack Harrington	0	18,334
Julius Blank	42,000	35,250
Emmanuel Hernandez	4,000	45,000
Andrew Elder	25,350	46,500
Geraldine Hench	8,950	207,917	1,000
Todd Smathers	0	184,896
Steven Bakos	5,000	87,500	1,000
Davin Lee	3,400	76,354	1,000

Total	103,700	1,500,501	3,000